

May 3, 2012

Glenn G. Cohen
Executive Vice President, Chief Financial Officer and Treasurer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Form 10-K**
> **Filed February 27, 2012**
> **File No. 001-10899**

Dear Mr. Cohen:

We have reviewed your response letter dated April 17, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We have considered your response to our prior comment 2. While we recognize that same store measures must be considered in the context of other performance information, and that the definition of "same store" may not be consistent across the industry, we continue to believe when accompanied by clear disclosure on how "same store" is calculated, an analysis of same store performance, whether based on same store NOI or some other relevant same store metric, would provide useful information to investors regarding management's ability to improve the performance of the portfolio. Please revise your future filings to include this information or explain to us where a similar analysis has already been included. Include an example of any proposed disclosure in your response.

Financial Statements

Consolidated Statements of Operations, page 40

2. We have considered your response to our prior comment 4. We remain unclear how you determined it would be appropriate to present impairment as two separate captions on the face of your statements of operations.

11. Mortgages and Other Financing Receivables, page 67

3. We have considered your response to our prior comment 6. Please address the following items related to your financing receivable disclosures:
   - Explain to us how you have met the disclosure requirements of ASC Topic 310-10-50-7.
   - We are unclear how you arrived at the conclusion that none of the disclosures in ASC Topic 310-10-50-11B were applicable. Particularly, we are unsure why the disclosure discussed in ASC Topic 310-10-50-11B-c is not required.
   - Clarify for us how you have met the disclosure requirements of ASC Topic 310-10-50-15-a-3 and ASC Topic 310-10-50-c related to your investment in impaired loans.
   - We are uncertain how the information disclosed in Schedule IV to your Form 10-K meets the disclosure requirements of ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

Glenn G Cohen
Kimco Realty Corporation
May 3, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief